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                             January 13, 2023

       Nochum Greenberg
       Chief Executive Officer
       International Star, Inc.
       8 The Green, Suite A
       Dover, DE 19901

                                                        Re: International Star,
Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted December
21, 2022
                                                            CIK No. 0001100788

       Dear Nochum Greenberg:

                                                        We have reviewed your
draft offering statement and have the following comment.

       Draft Offering Statement on Form 1-A submitted December 21, 2022

       General

   1. We note statements on your offering circular and your website indicating that you are a development stage
company whose strategic objective is to acquire, merge with and build revenue and cash flow
producing companies. The offering circular also indicates that you intend to use the
proceeds from this offering to finance future mergers and acquisitions and to identify and
acquire additional targets. Please note that Rule 251(b)(3) of
                                                        Regulation A excludes
an issuer that is a development stage company that either has no specific business plan
or purpose, or has indicated that its business plan is to merge with or acquire an
unidentified company or companies. Accordingly, it does not appear that you are eligible to
conduct an offering pursuant to Regulation A at this time. We suggest that you withdraw the
offering statement.
 Nochum Greenberg
FirstName   LastNameNochum    Greenberg
International Star, Inc.
Comapany
January  13,NameInternational
             2023             Star, Inc.
January
Page  2 13, 2023 Page 2
FirstName LastName
       You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:      Zvi Raskin